                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934


                               (Amendment No. 1)


                            HFB Financial Corporation
                                (NAME OF ISSUER)

                            HFB Financial Corporation
                                HFB Merger Corp.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    40417C106
                      (CUSIP Number of Class of Securities)

                                  David B. Cook
                      President and Chief Executive Officer
                            HFB Financial Corporation
                             1602 Cumberland Avenue
                           Middlesboro, Kentucky 40965
                                 (606) 248-1095

 (Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                 With Copies To:

                            Peter G. Weinstock, Esq.
                             Michael G. Keeley, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

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c.  [ ]  A tender offer.

d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction [ ]

Calculation of Filing Fee

        Transaction Valuation(*)                Amount of Filing Fee
        ------------------------                --------------------
             $468,399.75                               $37.89


(*) The filing fee was determined based upon the product of (a) the estimated 20,589 shares of common stock proposed to be acquired from shareholders in the merger to which this Rule 13e-3 Transaction Statement relates and (b) the merger consideration of $22.75 per share of common stock (the "Total Consideration").


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.



       Amount Previously Paid:               $37.89



       Form or Registration No.:             Schedule 13E-3



       Filing Party:                         HFB Financial Corporation



       Date Filed:                           October 30, 2003

                                  INTRODUCTION


         This Amendment No. 1 (the "Amendment") amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed with the Securities and Exchange Commission on October 30, 2003 by HFB Financial Corporation, a Tennessee corporation and registered bank holding company (the "Company"), and HFB Merger Corp., a newly-formed, wholly-owned subsidiary of the Company (the "merger subsidiary"), in connection with the proposed merger (the "merger") of merger subsidiary with and into the Company, with the Company being the surviving corporation to the merger. The merger will be effectuated pursuant to an Agreement and Plan of Merger, dated as of October 28, 2003 (the "merger agreement"), between the Company and merger subsidiary, as it may be amended from time to time.



         The Schedule 13E-3 was initially filed with the Securities and Exchange Commission on October 30, 2003. This Amendment No. 1 to the Schedule 13E-3 is being filed in part to reflect (a) various revisions in the preliminary proxy materials filed as Exhibit (a)(1) to this Amendment No. 1 and (b) the inclusion as Exhibit (a)(ii) to this Amendment No. 1 of the form of proxy.



         This Amendment No. 1 is being filed with the Securities and Exchange Commission concurrently with an Amendment No. 1 to the preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the holders of the common stock will be given notice of a special meeting of shareholders of the Company (the "special meeting") at which such holders will be asked to approve the merger and the merger agreement, and to transact any other business properly brought before the special meeting. The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Amendment No. 1 to the Schedule 13E-3. A copy of the merger agreement is attached as Appendix A to the preliminary proxy statement filed by the Company contemporaneously herewith, (including all appendices thereto, the "proxy statement"). The amendment no. 1 to the preliminary proxy statement is attached hereto as Exhibit (a)(i).


         The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13 E-3 will be amended to reflect such completion or amendment of the proxy statement.

         All parenthetical references under the various Items contained in this
Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1. SUMMARY TERM SHEET

         The information set forth in the proxy statement under "Summary Term Sheet" is incorporated herein by reference.

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ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The name of the Company is HFB Financial Corporation. The address of the principal executive offices of the Company is 1602 Cumberland Avenue, Middlesboro, Kentucky 40965. The Company's telephone number is 606-248-1095. The Company is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The information set forth in the proxy statement under "Summary Term Sheet - The Parties" and "The Parties" is incorporated herein by reference.

         (b) The information set forth in the proxy statement under "Summary Term Sheet - Vote Required; Record Date" and "The Special Meeting - Who Can Vote at the Special Meeting" is incorporated herein by reference.

         (c)-(d) The information set forth in the proxy statement under "Financial Information - Per Share Market Prices and Dividend Information" is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in the proxy statement under "Financial Information - HFB Financial Common Stock Repurchase Information" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a)-(c) The information set forth under "Notice of Special Meeting of Shareholders, "Summary Term Sheet - The Parties," "The Parties" and "The Parties
- Directors and Officers of HFB Financial" is incorporated herein by reference.

         During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Each executive officer and director of the Company is a citizen of the United States of America.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The following information is incorporated by reference from the proxy statement: "Summary Term Sheet," "Special Factors - Background of the Merger" "Special Factors - Purpose and Reasons for the Merger," "The Special Meeting - Vote Required," "Special Factors - Certain Effects of the Merger," "Special Factors - Effect of the Merger on Shareholders," "Special Factors - Anticipated Accounting Treatment," "Special Factors - U.S. Federal Income Tax Consequences," and "The Merger Agreement -Conversion of Shares in the Merger."

         (c) The following information is incorporated by reference from the proxy statement: "Summary Term Sheet," "Special Factors - Background of the Merger," "Special Factors - Certain Effects of the Merger," "Special Factors - Effect of the Merger on Shareholders," and "The Merger Agreement - Conversion of Shares in the Merger."

         (d) The information set forth in the proxy statement under "Summary Term Sheet - Dissenters' and Appraisal Rights" and "Special Factors - Dissenters' and Appraisal Rights" is incorporated herein by reference.

         (e) The information set forth in the proxy statement under "Special Factors - Recommendation of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.

         (f) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) None.

         (b)-(c) The information set forth in the proxy statement under "Special Factors - Background of the Merger" and "Special Factors - Conduct of HFB Financial's Business After the Merger" is incorporated herein by reference.

         (e) None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) The information set forth in the proxy statement under "Special Factors - Conduct of HFB Financial's Business After the Merger" is incorporated herein by reference.

         (c)(1)-(8) The information set forth in the proxy statement under "Summary Term Sheet," "Special Factors - Background of the Merger," "Special Factors - Conduct of HFB Financial's Business After the Merger," "Special Factors - Certain Effects of the Merger," "Financial Information - Per Share Market Prices and Dividend Information" and "The Merger Agreement" is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) The information set forth in the proxy statement under "Summary Term Sheet," "Special Factors - Background of the Merger," and "Special Factors
- Purpose and Reasons for the Merger" is incorporated herein by reference.

         (b) The information set forth in the proxy statement under "Special Factors - Background of the Merger" is incorporated herein by reference.

         (c) The information set forth in the proxy statement under "Summary Term Sheet," "Special Factors - Background of the Merger Proposal," and "Special Factors - Purpose and Reasons for the Merger" is incorporated herein by reference.

         (d) The information set forth in the proxy statement under "Special Factors - Certain Effects of the Merger," "Special Factors - Effect of the Merger on Shareholders," "Special Factors - U.S. Federal Income Tax Consequences," and "Special Factors - Conduct of HFB Financial's Business After the Merger" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         (a)-(e) The information set forth in the proxy statement under "Summary Term Sheet," "Special Factors - Background of the Merger," and "Special Factors
- Purpose and Reasons for the Merger," "Special Factors - Recommendation of the Board of Directors; Fairness of the Merger Proposal" and "Special Factors - Opinion of Financial Advisor" is incorporated herein by reference.

         (f) Not applicable.

ITEM 9. REPORTS, OPINION, APPRAISALS, AND CERTAIN NEGOTIATIONS

         (a)-(b) The information set forth in the proxy statement under "Summary Term Sheet - Source of Funds, Financing of the Merger," "Special Factors - Background of the Merger," "Special Factors - Recommendation of the Board of Directors; Fairness of the Merger Proposal," and "Special Factors - Opinion of the Financial Advisor," "The Merger Agreement - Conditions to the Completion of the Merger" and Appendix B is incorporated herein by reference.

         (c) The information set forth in the proxy statement under "Special Factors - Opinion of Financial Advisor" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The information set forth in the proxy statement under "Special Factors - Certain Effects of the Merger - Financial Effects of the Merger; Financing of the Merger" is incorporated herein by reference.

         (c) The information set forth in the proxy statement under "Special Factors - Fees and Expenses of the Merger," and "Financial Information - Pro Forma Financial Statements" is incorporated herein by reference.

         (d) The information set forth in the proxy statement under "Special Factors - Certain Effects of the Merger - Financial Effects of the Merger; Financing of the Merger" is incorporated by reference herein.

ITEM 11. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the proxy statement under "The Parties
- Security Ownership of Certain Beneficial Owners" and "The Parties - Security Ownership of Management" is incorporated herein by reference.

         (b) The Company is not aware of any transactions by executive officers, directors or controlling persons of the Company in the last 60 days.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d)-(e) The information set forth in the proxy statement under "Special Factors - Recommendation of the Board of Directors; Fairness of the Merger Proposal" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         (a)(1) The audited financial statements are included with and incorporated in the proxy statement from the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002. The information in the proxy statement referred to in "Documents Incorporated by Reference" and "Where You Can Find More Information" is incorporated herein by reference.

         (2) The unaudited financial statements are included with and incorporated in the proxy statement from the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003. The information in the proxy statement referred to in "Documents Incorporated by Reference" and "Where You Can Find More Information" is incorporated herein by reference.

         (3) Not applicable.

         (4) The information set forth in the proxy statement under "Special Factors - Certain Effects of the Merger - Decrease in Book Value" is incorporated herein by reference

         (b) The information set forth in the proxy statement under "Summary Financial Information - Summary Unaudited Pro Forma Financial Information of HFB Financial" and "Pro Forma Financial Information" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)-(b) The information set forth in the proxy statement under "The Special Meeting - Solicitation of Proxies" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         The information contained in the proxy statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.


         (a)(i) Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A of the Company, including all appendices thereto, as filed with the Securities and Exchange Commission on December 23, 2003.



         (a)(ii) Form of Proxy.

         (c)(i) Opinion of Professional Bank Services, Inc., dated __________, 2003 (a form of which is included as Appendix B to the Company's Preliminary Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).
















* To be filed by amendment.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                            HFB FINANCIAL CORPORATION

                                                /s/ David B. Cook
                                                --------------------------------
                                            By: David B. Cook, President and CEO

                                            HFB MERGER CORP.

                                                /s/ David B. Cook
                                                --------------------------------
                                            By: David B. Cook, President


Dated: December 23, 2003

                                  EXHIBIT INDEX


EXHIBIT
 NUMBER                            DESCRIPTION
-------                            -----------
(a)(i)         Preliminary Proxy Statement on Schedule 14A of the Company, as
               filed with the Securities and Exchange Commission on December 23,
               2003.

(a)(ii)        Form of Proxy.

(c)(i)         Form of Opinion of the Professional Bank Services, Inc., dated
               ___________, 2003 (included as Appendix B to the Company's Proxy
               Statement filed as part of the Schedule 14A included as Exhibit
               (a)(i) to this Schedule 13E-3).